August 20, 2024

Ivy Lee
Chief Financial Officer
SAG Holdings Ltd
14 Ang Mo Kio Street 63
Singapore 569116

       Re: SAG Holdings Ltd
           Amendment No. 18 to Registration Statement on Form F-1
           Filed August 7, 2024
           File No. 333-267771
Dear Ivy Lee:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 18 to Registration Statement on Form F-1
General

1. Please refer to the registration statement cover page. Please check the applicable check box on the cover page regarding the registration of securities pursuant to Rule 415 of the Securities Act of 1933.
2. Please refer to the Resale Prospectus Shareholders Plan of Distribution section on page
       Alt-3. We note your disclosure that the Resale Prospectus Shareholders may sell their
       Ordinary Shares through "purchases by a broker-dealer as principal and resale by the broker-dealer for its account" and that "any broker-dealers or agents that are involved in selling the Ordinary Shares may be deemed to be 'underwriters'". Please confirm your understanding that the retention by a Resale Prospectus Shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.
 August 20, 2024
Page 2

       Please contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services